Exhibit 21.1

List of Subsidiaries
Name	Jurisdiction

Katonah Management Holdings LLC	Delaware
KCAP Senior Funding I Holdings, LLC	Delaware
KCAP Senior Funding I, LLC(1)	Delaware
KCAP Management, LLC	Delaware
Great Lakes KCAP Funding I, LLC	Delaware
PTMN Sub Holdings LLC	Delaware
Great Lakes Portman Ridge Funding, LLC	Delaware
Kohlberg Capital Funding LLC I	Delaware
Garrison Capital Equity Holdings II LLC	Delaware
Garrison Capital Equity Holdings VIII LLC	Delaware
Garrison Capital Equity Holdings XI LLC	Delaware
GIG Rooster Holdings I LLC	Delaware
KCAP Freedom 3, LLC	Delaware
HCAP Equity Holdings, LLC	Delaware
CapitalSouth Partners Fund II Limited Partnership	North Carolina
CapitalSouth Fund III, L.P.	Delaware
CPTA Master Blocker, Inc.	Georgia
Capitala Business Lending, LLC	Delaware

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(1) A wholly-owned subsidiary of KCAP Senior Funding I Holdings, LLC.